December 18, 2007


VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505


          Re:  OLD MUTUAL EMERGING MANAGERS MASTER FUND, L.L.C.
               (FILE NO. 811-21912)

          Enclosed for filing on behalf of Old Mutual Emerging Managers Master Fund, L.L.C. (the "Fund") is an amendment to the Fund's filing that was made on July 3, 2007, in accordance with the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"). This amendment is being filed because the bond coverage for the Fund and the other joint insureds (the "Bond") has been amended to include Old Mutual Absolute Return Institutional Fund, L.L.C. and Old Mutual Emerging Managers Institutional Fund, L.L.C. as joint insureds. The Fund hereby provides the following in connection with the filing:

          1. A copy of the Bond for the policy term ending May 1, 2008 (attached as EXHIBIT A).

          2. A copy of the resolutions adopted by the Board of the Fund and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Fund (attached as EXHIBIT B).

          3. A statement showing the amount of a single insured bond that the Fund would have been required to provide and maintain had the Fund not been named as a joint insured under the Bond (attached as EXHIBIT C).

          4. A copy of the Joint Insured Agreement, by and among the Fund and other joint insureds, meeting the requirements of Rule 17g-1 paragraph (f) (attached as EXHIBIT D).



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Securities and Exchange Commission
December 18, 2007
Page 2


          5. The premium for the Bond has been paid through May 1, 2008.


          If you have any questions, please do not hesitate to contact me at
(914) 798-7606.


                                                   Sincerely,



                                                   /s/ Ross Weissman
                                                   ----------------------------
                                                   Ross Weissman
                                                   Chief Financial Officer